

January 11, 2018

<u>VIA E-MAIL</u>

Amy Latkin, Esq.
Vice President and Associate General Counsel
Mutual of America Life Insurance Company
320 Park Avenue
New York, NY 10022

Re: Mutual of America Separate Account No. 2
        Initial Registration Statement on Form N-4
        <u>File Nos. 333-221999 and 811-03996</u>

Dear Ms. Latkin:

On December 12, 2017, you filed the above-referenced initial registration statement on Form N-4 on behalf of Mutual of America Life Insurance Company (the "Company") and its separate account. We have given the registration statement a selective review. Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please consider removing the cross-reference sheet from the registration statement, as it is no longer required by Rule 495 under the Securities Act of 1933 (the "1933 Act").

Definitions we use in this Prospectus (pp. 3-5)

3. Please define "Account Balance," which is used throughout the prospectus.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

4. The terms "Interest Accumulation Account" and "SponsorConnect" are not used in the prospectus. In accordance with plain English principles, please remove these as defined terms.

5. The subaccounts of the Separate Account are referred to in the prospectus as "Fund," "Investment Funds," or "Separate Account Fund." When referring to the subaccounts, please use a term that does not include "fund" to ensure investors do not confuse the Separate Account or its subaccounts with a mutual fund.

   Similarly, Mutual of America Investment Corporation is referred to as "Investment Company" in the prospectus. When referring to this mutual fund group, please use a term other than "Investment Company" to avoid investor confusion with respect to the other investment companies discussed in the prospectus (*e.g.*, the Separate Account, Fidelity Variable Insurance Products, Vanguard Variable Insurance Fund, etc.).

Tables of Annual Expenses (pp. 6-7)

6. Please remove the footnote 2 references accompanying the Administrative Charges and Distribution Exchange Charge line items for Tier 3, Tier 4, and Tier 5 Reduced Fees, as the footnote reference is already reflected in the heading. Further, please remove the footnote 2 references accompanying the Administrative Charges and Distribution Exchange Charge line items for VEC and TDA Inactive Plans, as this footnote is not applicable to such Contracts.

7. Please clarify the heading "VEC and TDA Inactive Plans," as it suggests that the charges therein relate to VEC Inactive Plans.

Summary of Information in this Prospectus - Underlying Funds (p. 9)

8. Please update the number of Underlying Funds offered under the Contract.

Summary of Information in this Prospectus - Annuitants and Beneficiaries (p. 13)

9. If true, please state that the Annuitant cannot be changed.

Summary of Information in this Prospectus - Death Benefits During the Accumulation Period (p. 13)

10. The Participant must be the Annuitant, as stated in the definition of Annuitant. Accordingly, please revise the statement that the death benefit will be the Account Value as of the date the Company receives due proof of death of the Participant "or the Annuitant, if different."

11. Please clarify that the amount of the death benefit is the Account Value *less any outstanding loans and interest*.

Underlying Funds in Which Our Separate Account Invests (pp. 14-18)

12. Please bold or otherwise make more prominent the paragraph informing Participants how to obtain Underlying Fund prospectuses and that such prospectuses should be read carefully before investing. *See* Item 5(d) of Form N-4.

13. Please disclose any potential conflicts of interest with respect to the Company's selection of affiliated Underlying Funds.

Charges You or Your Employer Will Pay (pp. 18-23)

14. The disclosure on page 19 states that Separate Account charges may not exceed 2.00% in the aggregate under TDA Contracts, and that the Monthly Participant Charge may not exceed $2 per month under TDA Contracts. Please clarify that this is also true with respect to VEC Contracts (as indicated in the fee table). Please also disclose that each of the Expense Risk Charge, Administrative Charges, and Distribution Expense Charge may be increased, but only to an aggregate of 2.00% of Separate Account net assets for all such charges.

15. When describing the Distribution Expense Charge and the Expense Risk Charge, please state that the charge is deducted on each Valuation Day as a percentage of Separate Account net assets. *See* Item 6 of Form N-4.

16. Please disclose when loan interest charged is due and payable. Please also disclose the late fees imposed if a loan payment is past due, and how such fees are deducted under the Contract. *See* Item 6 of Form N-4.

Your Right to Make Withdrawals, including by Specified Payments (pp. 26-27)

17. The prospectus states that the Participant's right to withdraw all or any portion of Account Value is restricted by federal tax law, where withdrawals may not be taken before age 59 ½ except for certain limited circumstances (*e.g.*, death or disability). If true, please include in the registration statement a representation that the Company is relying on a no-action letter in order to restrict withdrawals, and that the Company has complied with the provisions of the letter. *See, e.g.*, ACLI No-Action Letter (Nov. 28, 1988) ("any registered separate account relying on this no-action position must . . . [i]nclude in [the] registration statement . . . a representation that this no-action letter is being relied upon and that the provisions of paragraphs (1) - (4) above have been compiled with"). Alternatively, please explain the legal basis under Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940 (the "1940 Act") for restricting withdrawals.

You May Obtain an Annuity with your Account Value (pp. 29-31)

18. The prospectus states that the Company will fix the amount of each Annuity Payment and guarantee payment according to the form of annuity selected. Please clarify what is meant by a "guarantee payment."

19. Please provide the earliest and latest possible Annuity Commencement Dates. *See* Item 8(b) of Form N-4.

20. Please define "commuted value" when describing the Life Annuity with Ten Years Period Certain.

21. With respect to the Joint and 66 2/3% Survivor Life Annuity with Ten Year Period Certain, please state what happens to the remaining payments if the Beneficiary dies prior to the end of the ten-year period.

22. Please disclose the risk that if the Joint and Survivor Life Annuity or the Non-Refund Life Annuity is selected, there is the possibility of receiving no annuity payments if the Annuitant (or both annuitants, as applicable) die before the date the first payment is scheduled to be made.

Legal Proceedings (p. 42)

23. The prospectus states that the Company is engaged in litigation that, in its judgment, is "not of material importance in relation to [its] total assets." Per Item 13 of Form N-4, legal proceedings are material to the extent that they are likely to have a material adverse effect upon: (1) the ability of the principal underwriter to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts; or (2) the Separate Account. Please revise the disclosure accordingly.

Appendix B – General Account Operations

24. The Company credits a daily interest rate to amounts allocated to the General Account, and reserves the right to change the credited rate at any time, subject to a minimum guaranteed rate. Accordingly, it does not appear that interests in the General Account qualify for the Rule 151 safe harbor under Section 3(a)(8) of the 1933 Act. Please explain whether the Company is relying on Section 989J (the "Harkin Amendment") of the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 with respect to interests in the General Account.

Appendix C – Voluntary Employee Contribution Program Variable Accumulation Annuity Contracts

25. The Appendix states that the Company reserves the right to impose a charge in the future for transfers and withdrawals under VEC contracts. Accordingly, please disclose in the fee table, in the Summary, and in the section of the prospectus titled "Charges You or

Your Employer Will Pay" the maximum transfer and withdrawal fees that could be assessed under a VEC contract. *See* Item 6(a) of Form N-4. Moreover, when discussing transfers and withdrawals, please include a cross-reference to "How to Make Allocation Changes, Transfers and Withdrawals," which references VEC contracts.

STATEMENT OF ADDITIONAL INFORMATION

26. Please update the Average Annual Total Return tables, and the narrative following the tables, to reflect only the TDA and VEC Contracts offered through the registration statement.

27. When listing the order of Funds from which the monthly contract fee will be deducted, please include the Small Cap Equity Index Fund.

PART C

28. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) under the 1933 Act.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel